SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                            to

Commission file number 1-82

PHELPS DODGE EMPLOYEE SAVINGS PLAN

PHELPS DODGE CORPORATION

One North Central Avenue
Phoenix, Arizona 85004-4416

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

PHELPS DODGE EMPLOYEE SAVINGS PLAN

Date: June 24, 2002	By:	/s/ David L. Pulatie David L. Pulatie, Chairman Benefits Administration Committee

Phelps Dodge Employee Savings Plan
Index
December 31, 2001 and 2000

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable

Report of Independent Accountants

To the Benefits Administration Committee and Participants
of the Phelps Dodge Employee Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Phelps Dodge Employee Savings Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Benefits Administration Committee (the Committee); our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Committee. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP
Phoenix, Arizona
June 24, 2002

Phelps Dodge Employee Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2001 and 2000
(in thousands)

	2001	2000

Assets
Investments (see Note 3)	$462,362	$353,462

Employer contribution receivables	474	197

Net assets available for benefits	$462,836	$353,659

The accompanying notes are an integral part of these financial statements

Phelps Dodge Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001
(in thousands)

Additions to (deductions from):

Additions to (deductions from) net assets attributed to:

Investment income (loss):

Net depreciation in fair value of investments (see Note 3)	$(69,569)

Interest and dividends	12,952

(56,617)

Contributions:

Employer contributions	13,519

Participant contributions	28,094

41,613

Total additions (deductions), net	(15,004)

Deductions:

Deductions from net assets attributed to:

Distributions to participants and beneficiaries	55,021

Administrative expenses	379

Total deductions	55,400

Funds transferred in from affiliated Employee Savings Plan (Note 1)	179,581

Increase in net assets	109,177

Net assets available for benefits at December 31, 2000	353,659

Net assets available for benefits at December 31, 2001	$462,836

The accompanying notes are an integral part of these financial statements

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

1.	Description of Plan

General
The Phelps Dodge Corporation Savings and Deferred Profit Sharing Plan (the Plan), a defined contribution plan, was established by Phelps Dodge Corporation (the Corporation) effective January 1, 1953, for the benefit of eligible salaried employees (the Participants). Hourly employees became eligible for the savings feature of the Plan on April 1, 1989. Subsequently, the Plan name was changed to Phelps Dodge Employee Savings Plan. In 2001, the Plan was amended and restated to incorporate regulatory changes effective January 1, 1997 and for plan changes effective January 1, 2001 related to the matching contribution from the Corporation and the hardship withdrawals.

In 1999, the Corporation acquired Cyprus Amax Minerals Company. As a result, the Cyprus Amax Minerals Company Savings Plan and Trust, a defined contribution plan, was merged into the Plan. On January 2, 2001, all the assets of the Cyprus Amax Minerals Company Savings Plan and Trust, in the amount of $179,581,000, were transferred to the Plan.

The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA). A brief description of the Plan is included in the following paragraphs. Participants should refer to the Plan document for a complete description of Plan provisions.

Administration
The Plan is sponsored by the Corporation and administered by the Benefits Administration Committee (the Committee) composed of five employees of the Corporation who are appointed by the Corporation’s Board of Directors.

Plan assets are held by a trust (the Trust) administered by UMB Bank, n.a. (the Trustee) and J.P. Morgan/American Century Retirement Plan Services (the Recordkeeper) serves as the Recordkeeper of the Trust.

Administrative expenses are paid by the Corporation, and all other fees and expenses are paid by the Trust.

Investment Options The Plan has a combination of participant and self-directed funds. The Trust is comprised of the following participant directed investments at December 31, 2001:

Interest Income Fund – common/collective fund investing in high quality government and corporate bonds, stable value and guaranteed investment contracts and money market instruments.

Income and Growth Fund – mutual fund investing in stocks of large-sized companies whose stock is expected to have a higher expected dividend yield and higher overall return potential than the S&P 500 Index.

Equity Growth Fund – mutual fund investing in common stocks that fund management believes will have higher overall return potential than the S&P 500 Index.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

1.	Description of Plan (Continued)

Enhanced Index Fund – mutual fund investing in approximately 350 large U.S. companies whose stock is expected to provide a higher total return potential than the S&P 500 Index.

Small Cap Stock Fund – mutual fund investing primarily in stocks of small-sized companies and seeks to outperform the Russell 2000 Index.

EuroPacific Growth Fund – mutual fund investing in stocks of non-U.S. companies which appear to offer above-average growth potential and whose objective is to provide long-term growth of capital.

Conservative Investment Portfolio Fund – asset allocation portfolio comprising of 60 percent of the Interest Income Fund and a 40 percent mix of the plan’s mutual funds to provide a conservative investment return.

Moderate Investment Portfolio Fund – asset allocation portfolio comprising of a 60 percent mix of the plan’s mutual funds and 40 percent of the Interest Income Fund to provide a moderate investment return.

Aggressive Investment Portfolio Fund – asset allocation portfolio comprising of an 80 percent mix of the plan’s mutual funds and 20 percent of the Interest Income Fund to provide an aggressive investment return.

Phelps Dodge Common Stock Fund – invests only in common stock of the Corporation.

The following account allows for participants to self-direct these funds:

Schwab Personal Choice Retirement Fund – enables participants to transfer funds from the above accounts to a wide range of investments, which includes mutual funds, over-the-counter stocks, short-term cash instruments and other investment options offered by Schwab.

In addition, certain participants hold assets in the Occidental Petroleum Common Stock Fund as a result of the transfer of assets from the Columbian Chemicals Company plan and in the BP Amoco Common Stock Fund as a result of the transfer of assets from the Cyprus Amax Minerals Company Savings Plan and Trust.

Contributions
Participants are eligible to make pretax contributions (Pretax Contribution), subject to certain limitations, equal to 1 percent to 15 percent of their eligible pay. These Pretax Contributions are eligible for a matching contribution from the Corporation (Company Matching Contribution). For Plan years after January 1, 2001, the Company Matching Contribution is equal to 100 percent of the first 3 percent of eligible pay deferred and 50 percent of the next 2 percent of eligible pay deferred. Participants are eligible to make Pretax Contributions to the Plan immediately upon hire date, and those Pretax Contributions are eligible for the Company Matching Contribution. For Plan years prior to January 1, 2001, the Company Matching Contribution was equal to 50 percent of the first 5 percent of the base pay deferred. Participants were eligible to make contributions to the Plan after three months of service; however, these contributions were not eligible for Company Matching Contribution until after one year of

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

1.	Description of Plan (Continued)

service. All contributions are invested in one or more of the investment funds available within the Plan as elected by participants. Participants are fully vested in their total account balance.

A profit sharing contribution for certain salaried and Phelps Dodge Mercantile hourly employee participants may be made by the Corporation (Company Profit Sharing Contribution). For Plan years after January 1, 2001, the Company Profit Sharing Contribution is limited to the lesser of:

•	6 percent;

•	8 percent of consolidated net income of the Corporation divided by aggregate eligible pay for eligible Participants; or

•	4 percent of consolidated net income divided by the aggregate eligible pay of exempt salaried employee Participants;

multiplied by the total eligible pay of all Participants.

These Company Profit Sharing Contributions can be made only to the extent that it does not reduce consolidated net income below $0.50 per common share for such year after provision for payment of preferred and preference share dividends. The Corporation did not make a profit sharing contribution in 2001.

Distributions
Participants’ interests in the Trust become distributable upon severance of their service with the Corporation or to their beneficiaries in the event of their death or upon attaining age 59 1/2. The distribution may be a single lump sum or a series of substantially equal annual, quarterly or monthly cash installments beginning no earlier than age 55 and continuing over a period not to exceed 10 years, at the election of the Participant or beneficiary. Cash distributions are based upon the underlying closing price of the funds, except for Phelps Dodge Common Stock, Occidental Petroleum Stock or BP Amoco Stock, which are based upon the actual price at which the stock is liquidated in the market three days prior to the time of distribution. Distributions of the Phelps Dodge Common Stock Fund, Occidental Petroleum Common Stock Fund and BP Amoco Common Stock Fund may be made in shares.

Participants may withdraw their after-tax contributions and earnings thereon at any time. The Plan also provides, with certain limitations, for hardship withdrawals of employee Pretax, Company Matching (amounts credited before January 1, 2001) and Company Profit Sharing Contributions; however, earnings on any of these contributions are ineligible for hardship withdrawal. Hardship withdrawals are not granted unless other financial resources are not reasonably available, including after-tax savings or a loan from the Plan. All withdrawals and distributions are made in accordance with procedures outlined in the Plan document.

Loans
Participants may borrow amounts as provided in the Plan. Loans are repayable over a maximum of 5 years with the exception of loans for the purchase of a primary residence which may extend to 15 years. The maximum loan is an amount equal to $50,000 minus the Participant’s highest outstanding loan balance during the past 12 months, limited to 50 percent of the Participant’s vested account balance. Loans bear the prime interest rate as quoted in the Wall Street Journal plus 2 percent as of the first of each month. The prime rate at December 31, 2001 was 4.75 percent.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

1.	Description of Plan (Continued)

Loans are repaid by payroll deduction and interest is credited to Participant accounts. Loans are secured by the Participant’s previous contributions to the Plan.

Plan Termination
The Plan may be amended or terminated at any time by the Corporation. No such action may cause any portion of the Trust to revert to the Corporation or to be used or diverted for any purpose other than for the exclusive benefit of Participants or their beneficiaries.

2.	Summary of Significant Accounting Policies

Basis of Presentation The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan income and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Plan investments, other than Guaranteed Investment Contracts (GICs), are presented at fair value. The fair values of common stock, registered investment companies and common/collective fund shares are based upon the closing market price on the valuation date. The GICs are recorded at contract value. Contract value is based upon the GICs’ respective face values plus accrued interest on the valuation date. Participant loans are valued at cost, which approximates fair value.

Security transactions are recorded on a trade date basis. Expenses paid by the Plan in connection with such transactions include brokerage commissions and taxes which are included in the cost of securities purchased and deducted from the proceeds of securities sold. The net appreciation (depreciation) in the fair value of the Plan’s investments consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Dividend income is recognized on the ex-dividend date. Interest income is recognized as earned. Employer and participant contributions are recognized on the accrual basis.

Payment of Benefits Benefits are recorded when paid.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

2.	Summary of Significant Accounting Policies (Continued)

New Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. There is an inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on “Audits of Employee Benefit Plans” and Statement of Position 94-4, “Reporting of Contribution Pension Plans,” requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. The FASB has issued an exposure draft dated May 1, 2002, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which addresses this discrepancy. The amendment proposes that certain investment contracts are not subject to SFAS No. 133. Until this discrepancy is resolved, the contract value for those instruments of $106,635,000 at December 31, 2001, has been included in the financial statements. Refer to Note 4 for further discussion of GICs.

3.	Investments

The following table presents the current value of investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2001	2000

	(in thousands)
J.P. Morgan Interest Income Fund	$70,499	$47,371

American Century Equity Growth Fund	63,229	63,564

American Century Income & Growth Fund	50,547	47,870

Moderate Investment Portfolio Fund	57,439	21,464

Aggressive Investment Portfolio Fund	36,839	27,658

J.P. Morgan Enhanced Index Fund	34,855	26,694

Schwab Personal Choice Retirement Fund	28,401	19,771

Phelps Dodge Corporation Common Stock	50,642	49,817

Participant Loans	23,803	19,142

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

3.	Investments (Continued)

During 2001, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

For the
year ended
December 31,
2001

(in thousands)
Common stock	$(42,547)

Registered investment companies	(18,775)

Common/collective funds	(8,247)

$(69,569)

4.	Investment Contracts with Insurance Companies

During 2001 and 2000, the Interest Income Fund had investments in benefit responsive synthetic investment contracts. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administration expenses. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. These contracts are included in the financial statements at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 6.37% and 6.44% for 2001 and 2000, respectively. The crediting interest rate is based on a formula agreed upon by the issuers. Such interest rates are reviewed on a quarterly basis for resetting.

Phelps Dodge Employee Savings Plan
Notes to Financial Statements
December 31, 2001 and 2000

5.	Related Party Transactions

The Trustee invests in the Corporation’s common stock in accordance with the provisions of the Plan. The following is a summary of transactions in the Corporation’s common stock:

	For the year ended
	December 31,
	2001	2000

	(in thousands)
Cost of shares purchased	$16,506	$25,309
Number of shares purchased	443	543

Proceeds from shares sold	$14,025	$14,717

Number of shares sold	351	295

Value of shares distributed	$2,248	$1,262

Number of shares distributed	42	23

Certain Plan investments are shares of Registered Investment Companies and Common/ Collective Trusts managed by American Century Investments and J.P. Morgan Investment Management. J.P. Morgan/American Century Retirement Plan Services, an affiliate, is the Recordkeeper as defined by the Plan and, therefore, these transactions qualify as party-in-interest.

6.	Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated January 21, 2000, which stated that the Plan met the requirements of Section 401(a) of the Internal Revenue Code and that the earnings of the Trust are exempt from taxation under Section 501(a) of the Code. The Plan has been amended and restated since receiving the determination letter, and has filed for a redetermination by the IRS that the Plan, as amended and restated, continues to satisfy such requirements. The Committee believes that the Plan, as amended and restated and as operated, continues to satisfy IRS requirements for tax exemption.

7.	New Legislation for 2002

The Economic Growth and Tax Relief Reconciliation Act of 2001 has made the following changes for 2002:

•	Pretax Contributions, subject to certain limitations imposed by the IRS, up to 100 percent of eligible pay;

•	participants may be entitled to a tax credit;

•	additional contributions for participants 50 years or over;

•	greater flexibility in rollovers; and

•	shorter suspension period following hardship withdrawals.

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Cash and Short-Term Investments:

	Cash	-			$20,473

	Schwab Money Market Fund	1,589,981			2,827,881

*	UMB Scout Prime	67,907			67,907

	U.S. Treasury Note 6.50% Due 2/28/02	10,000			10,075

	U.S. Treasury Note 6.25% Due 6/30/02	275,000			282,045

	Total Cash and Short-Term Investments				3,208,381

	Common/Collective Funds:

*	J.P. Morgan U.S. Smart Index Fund	3,012,580	shares		60,962,382

*	J.P. Morgan Liquidity Fund	2,066,515	shares		1,977,919

*	J.P. Morgan Public Bond Fund	4,699,773	shares		73,786,442

*	J.P. Morgan Corporate Private Placement Fund	362,504	shares		4,060,044

*	J.P. Morgan Mortgage Private Placement Fund	1,188,077	shares		20,553,740

*	J.P. Morgan High Yield Opportunity Fund	308,423	shares		3,201,436

*	J.P. Morgan Public Mortgage Fund	389,740	shares		6,002,001

*	J.P. Morgan Emerging Markets Opportunity Fund	36,206	shares		429,770

	Total Common/Collective Funds				170,973,734

	Corporate Debt:

	General Electric Capital 6.52% Med Term Note 10/8/02	2,000			2,063

	Total Corporate Debt				2,063

	Common Stocks:

	1/10 Berkshire Hathaway Class A	10	shares		75,600

	3Com Corporation	694	shares		4,428

	3W Ventures.com Inc	700	shares		—

	4Kids Entertainment Inc	500	shares		10,015

	8X8 Inc	14	shares		12

	ACTV Inc	85	shares		159

	ADC Telecommunications Inc	1,325	shares		6,095

	AM Communications Inc	2,000	shares		800

	AMF Bowling Inc	800	shares		44

	AO Tatneft Spon ADR	500	shares		5,160

	AT&T Corporation	2,725	shares		49,435

	AT&T Wireless	1,405	shares		20,190

	Aastrom Biosciences Inc	200	shares		196

	Aber Diamond Corporation	400	shares		5,064

	Aberdeen Asia Pac Income	2,209	shares		8,483

	Access Power Inc	250	shares		7

	Ace Communications Corporation	100	shares		114

	Action Performance Company	100	shares		3,061

	Abode Systems Inc	250	shares		7,763

	Advanced Digital Information Corporation	100	shares		1,604

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Common Stocks: (Continued)

	Advanced Micro Devices	998	shares		$15,828

	Advanced Viral Research	1,300	shares		345

	Aeroflex Inc	1,000	shares		18,930

	Affymetrix Inc	270	shares		10,192

	Agere Systems Inc Class A	200	shares		1,138

	Albertsons Incorporated	206	shares		6,483

	Alcoa Inc	200	shares		7,110

	Alliance Fiber Optic Products Inc	100	shares		142

	Amazon.com Inc	763	shares		8,256

	America West Holdings Corporation Class B	4,800	shares		16,800

	American Express Company	150	shares		5,354

	Ameritrade Holding Corporation Class A	20	shares		118

	American Aircarriers Support	320	shares		—

	American Tower Corporation Class A	715	shares		6,771

	Amgen Incorporated	900	shares		50,796

	Amkor Technology Inc	50	shares		801

	Anadigics Inc	100	shares		1,525

	Analog Devices Inc	437	shares		19,398

	Anheuser Busch Company Inc	1	shares		16

	AOL Time Warner Inc	4,127	shares		132,477

	Applebees Intl Inc	15	shares		515

	Applera Celera Genomics	172	shares		4,591

	Applied Digital Solution	17,000	shares		7,310

	Applied Materials Inc	765	shares		30,677

	Applied Micro Circuits	2,272	shares		25,719

	Applied Microsystems Corporation	200	shares		210

	Arch Coal Inc	75	shares		1,703

	Arch Wireless Inc	176	shares		2

	Ariad Pharmaceuticals	500	shares		2,665

	Ariba Inc	4,000	shares		24,640

	At Home Corporation Class A	1,000	shares		6

	Atmel Corporation	1,150	shares		8,476

	Atmos Energy Corporation	300	shares		6,375

	Audiovox Corporation Class A	150	shares		1,119

	Aura Systems Inc	15,000	shares		6,600

	Aurora Platinum Corporation	2,725	shares		4,905

	Avaya Inc	127	shares		1,543

	Avici System Inc	30	shares		87

	Axia Group Inc	500	shares		105

	BJ Services Company	175	shares		5,679

	BMC Software Inc	250	shares		4,093

	BP PLC Adr	660	shares		30,697

	BP Amoco Corporation (BP PLC)	24,457	shares		1,137,499

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Common Stocks: (Continued)

	Baldor Electric Company	101	shares		$2,117

	Ballard Power Systems	55	shares		1,626

	Bank One Corporation	55	shares		2,148

	Beazer Homes USA Inc	133	shares		9,732

	Bell Microproducts Inc	1,000	shares		12,620

	Benguet Corporation Class B	1,000	shares		55

	Benton Oil & Gas Company	500	shares		720

	Berkshire Hathaway Class B	8	shares		20,200

	Bethlehem Steel Corporation	600	shares		270

	Bico Inc	9,000	shares		268

	Bindview Development Corporation	200	shares		402

	Biogen Inc	100	shares		5,735

	Biomerica Inc	100	shares		66

	Biopure Corporation Class A	25	shares		355

	Boeing Company	238	shares		9,215

	Bombardier Inc Cv Class B	200	shares		2,070

	Boston Biomedica Inc	15	shares		44

	Bradley Pharmaceuticals Inc	500	shares		10,375

	Brigham Exploration Company	200	shares		600

	Brio Software Inc	663	shares		1,909

	Broadcom Corporation Class A	228	shares		9,318

	Broadvision Inc	790	shares		2,165

	CACI Inc Class A	50	shares		1,974

	CBRL Group Inc	25	shares		740

	CMGI Inc	1,175	shares		1,915

	CTS Corporation	101	shares		1,603

	Cable Design Technologies Corporation	750	shares		10,260

	Caldera International	350	shares		301

	Caliper Technologies CP	30	shares		468

	Calpine Corporation	1,149	shares		19,292

	Cambior Inc	1,000	shares		440

	Cardiac Science Inc	1,110	shares		4,940

	Cardstakes.com	84	shares		—

	Catalyst Semiconductor Inc	10,600	shares		29,680

	Caterpillar Inc	1	shares		3

	Cendant Corporation	2,050	shares		40,200

	Cepheid Inc	500	shares		2,100

	Charter Communications	370	shares		6,079

	Check Point Software Technologies	475	shares		18,948

	Checkfree Corporation	40	shares		720

	Chesapeake Energy Corporation	50	shares		331

	ChevronTexaco Corporation	100	shares		8,961

	Ciena Corporation	1,962	shares		28,076

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Common Stocks: (Continued)

	Cigna Corporation	40	shares		$3,732

	Circuit City Stores Inc	50	shares		1,137

	Cirus Telecom Inc	98,000	shares		15,680

	Cisco Systems Inc	26,247	shares		475,333

	Citigroup Inc	850	shares		42,922

	Citrix Systems Inc	800	shares		18,128

	Clarent Corporation	600	shares		—

	Clean Harbors Inc	300	shares		1,011

	Coca Cola Company	10	shares		480

	Coeur ‘D Alene Mines CP	1,500	shares		1,185

	Coherent Inc	50	shares		1,546

	Coinstar Inc	14	shares		350

	Comcast Corporation Class A	100	shares		3,600

	Comcast Corporation Special Class A Non Voting Shares	200	shares		7,200

	Commerce One Inc	10	shares		36

	Compaq Computer Corporation	855	shares		8,340

	Computerized Thermal Imaging Inc	3,500	shares		5,425

	Comverse Technology	4,000	shares		89,480

	Concur Technologies Inc	4,500	shares		8,303

	Conexant Systems Inc	263	shares		3,777

	Conoco Inc	107	shares		3,036

	Constellation 3D Inc	200	shares		172

	Corbel Holdings Inc	2,552	shares		—

	Corgenix Medical Corporation	585	shares		123

	Corning Inc	1,206	shares		10,756

	Corvis Corporation	5,550	shares		17,926

	Countrywide Credit Industries	800	shares		32,776

	Covad Communications Group Inc	100	shares		286

	Cree Inc	100	shares		2,946

	Cryolife Inc	130	shares		3,900

	CyberCare Inc	50	shares		48

	Cypress Semiconductor	100	shares		1,993

	Cytogenix Inc	2,000	shares		390

	Cytyc Corporation	100	shares		2,610

	DCH Technology Inc	675	shares		358

	DR Horton Corporation	1	share		8

	Data Return Corporation	72,858	shares		105,644

	De Luxe Corporation	50	shares		2,079

	Decorize Inc	400	shares		1,300

	Dell Computer Corporation	2,032	shares		55,230

	Delta Woodside Industries Inc	100	shares		88

	Detour Magazine Inc	1,000	shares		25

	Deutsche Telekom Ag Adr	800	shares		13,520

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Common Stocks: (Continued)

	Digital Lightwave Inc	20	shares		$188

	Dippy Foods Inc	2,000	shares		90

	Disney, Walt Holding Company	660	shares		13,682

	Diversa Corporation	155	shares		2,193

	Divine Inc Class A	80,296	shares		59,419

	Dollar General Corporation	37	shares		551

	Dow Chemical Company	100	shares		3,378

	Drkoop.com Inc	280	shares		—

	Du Pont E I De Nemour & Company	105	shares		4,468

	Duke Energy Corporation	200	shares		7,852

	Dynacq International Inc	50	shares		1,114

	Dynasil Corporation America	2,000	shares		1,300

	Dynegy Inc Class A	148	shares		3,774

	E Com Tech Corporation	20,300	shares		426

	E Digital Corporation	1,000	shares		1,320

	EMC Corporation	4,153	shares		55,816

	E.Spire Communications Inc	19,500	shares		2,126

	Ebay Inc	100	shares		6,690

	EchoStar Communications Corporation Class A	250	shares		6,867

	Ectel Limited	100	shares		1,732

	Egghead.com Inc	50	shares		—

	El Paso Corporation	201	shares		8,954

	Elastic Networks Inc	20,000	shares		15,600

	Elcom Intl Inc	500	shares		690

	Emerson Electric Company	200	shares		11,420

	Empire Exhangeco Service A	500	shares		—

	Empire Exhangeco Service B	500	shares		—

	Emulex Corporation	1,073	shares		42,394

	Endwave Corporation	100	shares		114

	Energy Power Systems Ltd	100	shares		420

	Enron Corporation	11,501	shares		6,901

	Enviro-Energy Corporation	1,000	shares		18

	EPIQ Systems Inc	550	shares		10,642

	Ericsson Tel Adr B	4,100	shares		21,402

	Etoys Inc	500	shares		3

	E-Trade Group Inc	310	shares		3,178

	EuroTech Ltd	10,000	shares		11,000

	Evolve One Inc	19,500	shares		175

	Evolving Systems Inc	2,000	shares		1,580

	Exelon Corporation	100	shares		4,788

	EXFO Electro-Optical Engineering Inc	198	shares		2,352

	Exodus Communications Inc	11,050	shares		431

	Exxon Mobil Corporation	823	shares		32,349

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Common Stocks: (Continued)

	FYI Inc	75	shares		$2,512

	F2 Broadcast Network	62	shares		—

	Famous Fixins Inc	400	shares		4

	Federal-Mogul Corporation	300	shares		237

	Fedex Corporation	40	shares		2,075

	Finova Group Inc	507	shares		309

	First Capital International Inc	1,500	shares		165

	Flextronics International Ltd	400	shares		9,596

	Floor Décor Inc	5,000	shares		4,600

	Fonix Corporation	2,000	shares		208

	Ford Motor Company	400	shares		6,288

	Foundry Networks Inc	100	shares		815

	Freemarkets Inc	40	shares		959

	Fuelcell Energy Inc	352	shares		6,385

	Fundtech Ltd	3,000	shares		16,080

	Galtech Semiconductor Material	6,000	shares		900

	Gap Inc	151	shares		2,111

	Gart Sports Company	200	shares		4,200

	Gemstar TV Guide International	9	shares		249

	Gene Logic Inc	135	shares		2,543

	General Chemical Group Inc	200	shares		670

	General Electric Company	5,311	shares		212,880

	General Magic Inc	180	shares		70

	Genome Therapeutics Corporation	500	shares		3,405

	Giant Inds Inc AZ	5,100	shares		47,073

	Gilat Satellite Networks Ordf	100	shares		548

	Glamis Gold Ltd	1,300	shares		4,693

	Global Crossing Ltd	8,870	shares		7,451

	Global Escience Corporation	260	shares		7

	Global Imaging Systems Inc	232	shares		3,464

	Global Sports Inc	94	shares		1,875

	Global Telesystems Inc	600	shares		4

	GlobalNet Inc	56,225	shares		24,177

	Globalstar Telecom Ord	4,529	shares		734

	Globespan Virata Inc	51	shares		660

	GoAmerica Inc	175	shares		397

	Goldman Sachs Group Inc	101	shares		9,408

	Goodyear Tire & Rubber	500	shares		11,905

	Guidant Corporation	500	shares		24,900

	H Power Corporation	400	shares		1,248

	Handspring Inc	1,100	shares		7,414

	Harley Davidson Inc	200	shares		25,912

	Harmony Gold Mining SP Adr	100	shares		651

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Common Stocks: (Continued)

	Harrah’s Entertainment Inc	20	shares		$740

	Hartford Financial Services Group	100	shares		6,283

	Harvard Bioscience Inc	100	shares		994

	Hathaway Corporation	3,000	shares		8,640

	Heilig-Meyers Company	100	shares		—

	Hewlett-Packard Company	3,005	shares		61,726

	Hitachi Ltd Adr	150	shares		10,978

	Home Depot Inc	864	shares		44,996

	Home Fing Centers Inc	5	shares		—

	House2Home Inc	1,000	shares		10

	Hauneng Power International Adr	300	shares		7,230

	Hurry Inc Class A	5,000	shares		1,850

	Hydrogiene Corporation	3,000	shares		3

	Hytek Micro Systems Inc	3,000	shares		5,700

	I2 Technologies Inc	542	shares		4,282

	IXYS Corporation	424	shares		3,430

	iAsiaworks Inc	35,000	shares		4,550

	iBeam Broadcasting	150	shares		4

	iGo Corporation	265	shares		125

	iJoin Systems Inc	10,000	shares		4,300

	iPet Holdings Inc	100	shares		7

	iStar Financial Inc	107	shares		2,675

	Image Entertainment	200	shares		480

	Imclone Systems Inc	40	shares		1,858

	Immulabs Corporation	4	shares		—

	Immunex Corporation	138	shares		3,824

	Impath Inc	700	shares		31,157

	Industrial Rubber Products	5,000	shares		1,600

	Indo Pacific Energy	110	shares		143

	Infonet Services Corporation	152	shares		372

	Infonow Corporation	17,311	shares		64,397

	Informax Inc	1,000	shares		2,950

	Infospace Inc	1,750	shares		3,587

	Inhale Therapeutic Systems Inc	450	shares		8,348

	Inktomi Corporation	4,150	shares		27,846

	Integrated Device Technology Inc	600	shares		15,954

	Intel Corporation	10,226	shares		321,601

	Interamerican Res Inc	999	shares		6

	Interliant Inc	100	shares		35

	Internet Business’s Intl	600	shares		8

	Interwoven Inc	1,370	shares		13,344

	International Business Machines	20	shares		2,456

	International FiberCom Inc	2,000	shares		500

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Common Stocks: (Continued)

	International Merchantile Corp	3,000	shares		$1,650

	International Rectifier Corporation	300	shares		10,464

	Intuit Inc	50	shares		2,139

	Island Critical Care Corp.	10,000	shares		1,000

	Itronics Inc	500	shares		58

	Ivax Corporation	25	shares		504

*	J.P. Morgan Chase & Company	2,600	shares		94,510

	Jabil Circuit Inc	806	shares		18,312

	Jawz Inc	150	shares		1

	JDS Uniphase Corporation	3,230	shares		28,036

	JNI Corporation	600	shares		4,986

	Johnson & Johnson	245	shares		14,496

	Juniper Networks Inc	1,047	shares		19,841

	JustWebit.com Inc	2,000	shares		44

	KLA Tencor Corporation	222	shares		11,002

	K Mart Corporation	200	shares		1,092

	Kemet Corporation	125	shares		2,219

	Kismet Energy Corporation	1,000	shares		10

	Knight Trading Group	30	shares		331

	Kon Philips Electric NV	550	shares		16,010

	Kopin Corporation	100	shares		1,400

	Kraft Foods Inc	111	shares		3,777

	Krispy Kreme Doughnut Corporation	200	shares		8,840

	Kushner-Locke Company	2,200	shares		55

	LTV Corporation	11,700	shares		164

	L90 Inc	1,000	shares		1,550

	Learn2 Corporation	474	shares		57

	LeCroy Corporation	395	shares		7,189

	Level 3 Communications	330	shares		1,650

	Liberty Satellite & Tech Class A	1,050	shares		987

	Lifecore Biomedical Inc	120	shares		1,337

	Linear Technology Corporation	600	shares		23,442

	Loch Harris Inc	4,000	shares		120

	Loral Space & Communications Ltd	1,350	shares		4,037

	Lowes Companies Inc	890	shares		41,310

	LSI Logic Corporation	967	shares		15,259

	Lucent Technologies Inc	20,075	shares		126,273

	MRV Communications Inc	2,000	shares		8,480

	Macromedia Inc	206	shares		3,667

	Manpower Inc	20	shares		674

	MarchFirst Inc	400	shares		—

	Marex Inc	500	shares		255

	Martha Stewart Living Omni	900	shares		14,805

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Common Stocks: (Continued)

	Massey Energy Company	147	shares		$3,050

	Maxim Integrated Products	145	shares		7,614

	Maxim Pharmaceuticals	1,000	shares		6,900

	McData Corporation Class A	15	shares		367

	MedCom Usa Inc	400	shares		16

	Medialink Worldwide Inc	110	shares		288

	Mediax Corporation	5,000	shares		5

	Medicis Pharamaceutical Corp Class A	200	shares		12,918

	Medquist Inc	35	shares		1,024

	Medtronic Inc	1,003	shares		51,341

	Merck & Co Inc	417	shares		24,520

	Metromedia Fiber Network Inc	6,000	shares		2,640

	Michaels Stores Inc	90	shares		2,965

	Microage Inc	487	shares		2

	Microsoft Corporation	2,957	shares		195,901

	Millennium Pharmaceuticals Inc	400	shares		9,804

	Minnesota Mining & Manufacturing	212	shares		25,061

	Miracle Entertainment	3,237	shares		81

	Motorola Incorporated	2,301	shares		34,559

	Mylan Laboratories Inc	300	shares		11,250

	Myriad Genetics Inc	100	shares		5,264

	MyTurn.com Inc	24,000	shares		67

	NCS Healthcare Inc Class A	3,940	shares		749

	NL Industries Inc	260	shares		3,972

	National Beauty Corp	22	shares		11

	National Residential PPTYS Inc	210,000	shares		105

	National Semiconductor Corporation	500	shares		15,395

	Navisite Inc	2,000	shares		720

	Net2Phone Inc	1,000	shares		6,750

	NetLojix Communications Inc	1,000	shares		170

	NetSilicon Inc	1,000	shares		3,850

	Network Appliance Inc	668	shares		14,609

	New Century Company	20	shares		42

	New Tel Limited Spon Adr	15	shares		18

	Newell Rubbermaid Inc	358	shares		9,873

	Newport Corporation	1,554	shares		29,963

	NewPower Holdings Inc	5	shares		4

	Nexell Therapeutics	24,200	shares		34,364

	Niku Corporation	1,150	shares		1,875

	Nisource Inc Holding Company	29	shares		668

	Nokia Corporation Spon Adr	6,898	shares		169,208

	Nordic American Tanker Shipping Inc	219	shares		3,033

	Nortel Networks Corporation (Holding Company)	1,802	shares		13,515

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Common Stocks: (Continued)

	Novatel Wireless Inc	3,250	shares		$3,965

	Nutrition 21 Inc	300	shares		213

	O’Charley’s Inc	230	shares		4,257

	o2wireless Solutions Inc	1,000	shares		1,740

	Ocean Energy Inc	100	shares		1,920

	Office Depot Inc	397	shares		7,360

	Omnisky Corporation	300	shares		4

	On Semiconductor Corporation	200	shares		414

	Onvia.com Inc	4	shares		2

	Openwave Systems Inc	68	shares		666

	Optical Communications Products Inc	200	shares		788

	Oracle Corporation	7,992	shares		110,370

	Orchid Biosciences Inc	600	shares		3,300

	Owens Corning	300	shares		570

	Oxy Corporation (Occidential Petroleum Corporation)	5,423	shares		143,870

	PMC-Sierra Inc	222	shares		4,720

	Pacific Century Cyberworks Ord	300	shares		75

	Palm Inc	4,306	shares		16,707

	Paradigm Genetics Inc	600	shares		3,420

	Paravant Inc	370	shares		870

	Parts.com Inc	61	shares		20

	Penton Media Inc	100	shares		626

	PeopleSoft Inc	510	shares		20,502

	Pepsico Incorporated	102	shares		4,944

	Petroleum Geo-Services ASA	100	shares		796

	Pfizer Incorporated	1,877	shares		74,807

	Pharmaceutical Product Development	266	shares		8,594

	Pharmacia Corporation	23	shares		981

	Pharmos Corporation	600	shares		1,410

	Phoenix Companies	100	shares		1,850

	Pinnacle Business Management Inc	257,142	shares		3,729

	Pixelworks Inc	1,965	shares		31,558

	Placer Dome Inc	220	shares		2,400

	Plug Power Inc	1,400	shares		12,236

	Polycom Inc	100	shares		3,407

	Poore Brothers Inc	60	shares		150

	Portal Software Inc	1,100	shares		2,288

	Presstek Inc	400	shares		3,668

	Priceline.com Inc	1,300	shares		7,566

	PrimeLink Systems Inc	100	shares		62

	Procter & Gamble Company	120	shares		9,496

	Proginet Corporation	625	shares		162

	Providian Financial Corporation	400	shares		1,420

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Common Stocks: (Continued)

	Prudential Financial Inc	92	shares		$3,053

	PSINet Inc	988	shares		6

	QLogic Corporation	70	shares		3,116

	QUALCOMM Incorporated	1,559	shares		78,730

	Quanta Services Inc	400	shares		6,172

	Quentra Networks Inc	700	shares		1

	Quintus Corporation	400	shares		20

	Quokka Sports Inc	1	shares		—

	Qwest Communications International Inc	350	shares		4,945

	Rambus Inc	1,905	shares		15,221

	Ramtron International Corporation	60	shares		269

	Rayonier Inc	100	shares		5,047

	Raytheon Company	344	shares		11,186

	Razorfish Inc Class A	90	shares		20

	Reality Wireless Networks Inc	407	shares		102

	Recordlab Corporation	450	shares		2

	Redback Networks Inc	1,000	shares		3,950

	Redhat Inc	130	shares		923

	Remington Oil and Gas Corporation	78	shares		1,349

	Research In Motion Limited	100	shares		2,372

	Rite Aid Corporation	4,300	shares		21,758

	Rockford Corporation	20	shares		172

	Rockwell Collins Inc	100	shares		1,950

	Ross Stores Inc	50	shares		1,604

	Rudolph Technologies Inc	178	shares		6,109

	Ryan’s Family Steakhouse Inc	50	shares		1,082

	SBC Communications Inc	246	shares		9,621

	Safeguard Scientific Inc	800	shares		2,800

	Safeway Inc	1,150	shares		48,013

	Sandisk Corporation	488	shares		7,027

	Sanmina SCI Corporation	667	shares		13,273

	Sara Lee Corporation	120	shares		2,667

	Satyam Infoway Limited Adr	400	shares		608

	Schlumberger Limited	32	shares		1,758

	Scient Inc	643	shares		270

	Scientific Atlanta Inc	786	shares		18,828

	Seattle Genetics Inc	1,000	shares		5,700

	Semotus Solutions Inc	1,000	shares		730

	Serena Software Inc	50	shares		1,087

	Service Corporation International	335	shares		1,672

	Shaman Pharmaceuticals	100,001	shares		600

	Siebel Systems Inc	857	shares		23,979

	Silicon Image Inc	1,000	shares		3,760

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Common Stocks: (Continued)

	Sirius Satellite Radio	710	shares		$8,257

	Siskon Gold Corporation	3,000	shares		9

	Socket Communications Inc	3,000	shares		5,040

	Solectron Corporation	540	shares		6,091

	Sonera Group PLC Adr	100	shares		486

	Sonic Solutions	315	shares		1,562

	SONICblue Inc	1,000	shares		4,040

	Sonus Networks Inc	1,000	shares		4,620

	Southwall Technologies	462	shares		3,303

	Southwest Airlines Company	2,746	shares		50,744

	Southwest Gas Corporation	100	shares		2,235

	Spatializer Audio Laboratories Inc	1,000	shares		115

	Sprint FON Group	615	shares		12,343

	Sprint PCS Group	500	shares		12,205

	Stamford International Inc	1,800	shares		2

	Starbucks Corporation	300	shares		5,715

	Stillwater Mining Corporation	885	shares		16,372

	StorageNetworks Inc	220	shares		1,360

	Stratos Lightwave Inc	500	shares		3,075

	Styling Technology Corporation	130	shares		3

	Sun Healthcare Group Inc	1,500	shares		6

	Sun Microsystems Inc	5,026	shares		61,820

	Sungard Data Systems Inc	136	shares		3,934

	Sunrise Technologies International Inc	1,000	shares		240

	Sycamore Networks Inc	309	shares		1,656

	Symantec Corporation	140	shares		9,286

	Synergy Brands Inc	5,280	shares		5,702

	Synopsys Inc	200	shares		11,814

	TRC Companies Inc	200	shares		10,000

	TVI Corporation	7,000	shares		1,750

	TVX Gold Inc	2,000	shares		860

	Take-Two Interactive Software Inc	100	shares		1,617

	Talk Visual Corporation	52,000	shares		1,820

	Target Corporation	28	shares		1,164

	Taro Pharmaceuticals Industries Class A	60	shares		2,397

	Tellabs Inc	1,800	shares		26,928

	Telynx Inc	500	shares		3

	Texas Instruments Inc	815	shares		22,828

	ThatLook.com Inc	670	shares		2

	THCG Inc	60	shares		4

	The Charles Schwab Corporation	853	shares		13,201

	Tiffany & Co.	85	shares		2,675

	Titanium Metals Corporation	1,500	shares		5,985

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Common Stocks: (Continued)

	Tommy Hilfiger Corporation	210	shares		$2,888

	Trans Orient Pete Ltd	83	shares		12

	Transocean Sedco Forex	200	shares		6,764

	Travelocity.com Inc	11	shares		316

	Triangle Pharmaceuticals Inc	150	shares		601

	Trident Microsystems	1,000	shares		7,650

	Tyco International Ltd.	310	shares		18,259

	U.S. Bancorp	30	shares		628

	Ultra Petroleum Corporation	175	shares		1,066

	Union Planters Corporation	108	shares		4,885

	Uniprime Capital Acceptance Inc	11,975	shares		180

	Unisource Energy Corporation	642	shares		11,674

	Unit Corporation	200	shares		2,580

	United Online Inc	30	shares		126

	United Parcel Service Class B	266	shares		14,521

	USLab.com Inc Restricted Shares	230	shares		374

	Utilicorp United Inc	303	shares		7,630

	VDC Communications Inc	1,000	shares		6

	VISX Inc Delaware	108	shares		1,431

	VA Software Corporation	51	shares		125

	Varian Semiconductor Equipment Associates Inc	120	shares		4,151

	Vasomedical Inc	1,450	shares		5,365

	Vast Solutions Inc Class B1	46	shares		—

	Vast Solutions Inc Class B2	46	shares		—

	Vast Solutions Inc Class B3	46	shares		1

	VaxGen Inc	150	shares		1,740

	Verisign Inc	85	shares		3,233

	Vialta Inc Class A	237	shares		294

	Vidamed Inc	1,000	shares		7,820

	Viragen Inc	2,000	shares		2,460

	Vishay Intertechnology	50	shares		975

	Vista Gold Corporation	2,000	shares		120

	Vital Living Products	300	shares		27

	Vitesse Semiconductor Corporation	240	shares		2,983

	Vitria Technology Inc	13,550	shares		86,585

	Vivendi Universal Adr	16	shares		861

	Vixel Corporation	50	shares		92

	Walgreen Company	101	shares		3,415

	Wal-Mart De Cv Spn Adr	60	shares		1,611

	Wal-Mart Stores Inc	1,990	shares		114,517

	Wamex Holdings Inc	1,660	shares		18

	Wasatch Pharmaceutical Inc	60	shares		5

	Washington Mutual Inc	451	shares		14,751

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Common Stocks: (Continued)

	Wave Systems Corporation Class A	5,150	shares		$11,536

	Wavo Corporation	2,100	shares		19

	Webb Interactive Services	1,100	shares		781

	Webvan Group Inc	1,000	shares		—

	Wells Fargo & Company	200	shares		8,690

	Western Wireless Corporation Class A	200	shares		5,650

	Williams Communications Group Class A	600	shares		1,410

	Williams Companies	400	shares		10,208

	Wind River Systems Inc	250	shares		4,477

	Wireless Data Solutions	1,000	shares		140

	Wireless Synergies Inc	545	shares		87

	World Gaming PLC Adr	30,000	shares		14,400

	World Wrestling Federation Class A	150	shares		1,973

	WorldCom Inc — MCI Group	73	shares		927

	WorldCom Inc WorldCom Group	1,845	shares		25,978

	Worldgate Communications Inc	1,980	shares		4,950

	Worldwide Web Ntwrx Corporation	300	shares		2

	Xerox Corporation	2,600	shares		27,092

	Xo Communications Class A	100	shares		10

	Xybernaut Corporation	25	shares		60

	Yahoo! Inc	1,501	shares		26,628

	Zap.com Corporation	2	shares		—

	Zymetx Inc	750	shares		278

	Total Common Stocks				7,291,338

	Registered Investment Companies:

	ABN Amro/Veredus Aggressive Growth Fund Class N	107	shares		2,063

*	American Century Global Gold Fund	9,882	shares		52,374

*	American Century Growth Fund	870	shares		16,990

*	American Century International Growth Fund Investor	2,399	shares		19,124

*	American Century Real Estate Fund Investor Class	101	shares		1,520

*	American Century Small Cap Value Fund Investor Class	439	shares		3,524

*	American Century Technology Fund	11,891	shares		25,565

*	American Century Value Fund	346	shares		2,423

	Amerindo Technology Fund Class D	165	shares		949

	Ameristock Fund	418	shares		17,058

	Ariel Appreciation Fund	183	shares		6,792

	Ariel Fund	117	shares		4,403

	Artisan International Fund	3,720	shares		68,299

	Artisan Midcap Fund	422	shares		10,874

	Baron Growth Fund	85	shares		2,605

	Baron Iopportunity Fund	201	shares		1,176

	Berger Small Cap Value Fund Investor Shares	1,186	shares		33,291

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Registered Investment Companies: (Continued)

	Bjurman Micro Cap Growth Fund	986	shares		$48,594

	Boston Partners Small Cap Value II Fund Investor	289	shares		5,145

	Buffalo Small Cap Fund	938	shares		18,732

	Burnham Financial Services Fund Class A	127	shares		2,000

	Clipper Fund	587	shares		49,029

	Columbia Small Cap Fund	442	shares		9,806

	Credit Suisse Global Technology — Common	227	shares		6,828

	Credit Suisse Japan Growth Fund	279	shares		1,455

	Credit Suisse Japan Small Cap Fund	270	shares		483

	Dodge & Cox Balanced Fund	22	shares		1,438

	Dodge & Cox Stock Fund	44	shares		4,388

	Dresdner RCM Biotechnology Fund Class N	1,346	shares		36,893

	Dresdner RCM Global Healthcare Fund Class N	1,812	shares		37,183

	Dresdner RCM Global Technology Fund	347	shares		10,520

	Dreyfus Intermediate Term Income Fund	313	shares		3,967

	Dreyfus Midcap Value Fund	152	shares		3,988

	Dreyfus Premier Technology Growth Fund Class A	224	shares		5,611

	Excelsior Energy and Natural Resources	837	shares		11,188

	Excelsior Value and Restructuring Fund	3,393	shares		108,765

	Federated Income Institutional	967	shares		10,042

	Federated International Small Company Fund Class A	508	shares		8,937

	Fidelity Aggressive Growth Fund	111	shares		2,118

	Fidelity Contrafund II	550	shares		5,695

	Fidelity Equity Income Fund	41,809	shares		2,039,041

	Fidelity Growth Company Fund	22	shares		1,195

	Fidelity Magellan Fund	47,026	shares		4,901,004

	Fidelity Magellan Fund	1,467	shares		152,912

	Fidelity Select Biotechnolgy	20	shares		1,306

	First American Microcap Fund Class A	94	shares		1,000

	Firsthand Communications Fund	547	shares		1,821

	Firsthand Technology Innovators Fund	2,782	shares		45,620

	Firsthand Technology Leaders Fund	464	shares		8,751

	Firsthand Technology Value Fund	327	shares		13,473

	FMI Focus Fund	99	shares		2,921

	Gabelli Asset Fund	73	shares		2,406

	Gabelli Equity Trust Inc	1,103	shares		11,900

	Gabelli Westwood Balanced Fund Retail	265	shares		2,916

	GE US Equity Fund Class A	2,045	shares		55,620

	Harbor Capital Appreciation Fund	1,368	shares		39,985

	Heartland Value Fund	91	shares		3,402

	Henlopen Fund	1,401	shares		27,997

	ICON Healthcare Fund Class A	497	shares		5,663

	ICON Information Technology Fund	1,460	shares		14,845

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Registered Investment Companies: (Continued)

	Internet Fund	54	shares		$1,173

	INVESCO Dynamics Fund	1,118	shares		17,806

	INVESCO Energy Fund	266	shares		4,615

	INVESCO Financial Services Fund	260	shares		7,087

	INVESCO Health Sciences Fund	20	shares		1,001

	INVESCO Technology Fund	388	shares		12,635

	INVESCO Telecommunications Fund	407	shares		6,763

	Investec Internet.com Index Fund	58	shares		255

	Investec Wired Index Fund	419	shares		5,461

	IPS Millennium Fund Class A	448	shares		13,410

	iShares MSCI EMU Index Fund	275	shares		15,397

	iShares MSCI Japan Index Fund	790	shares		6,091

	iShares Trust Dow Jones US Energy	290	shares		13,833

	iShares Trust Dow Jones Re US Real Estate Index Fund	196	shares		15,641

	iShares Trust S&P SmallCap	307	shares		35,121

	iShares Trust S&P 500 Index	254	shares		29,040

	Janus Balanced Fund	3,101	shares		60,880

	Janus Enterprise Fund	718	shares		22,962

	Janus Fund	847	shares		20,845

	Janus Global Life Sciences Fund	905	shares		15,895

	Janus Global Technology Fund	4,016	shares		48,753

	Janus Growth & Income Fund	274	shares		8,201

	Janus High Yield Fund	268	shares		2,513

	Janus Mercury Fund	7,104	shares		147,700

	Janus Olympus Fund	2,865	shares		79,803

	Janus Special Situations Fund	3,142	shares		46,654

	Janus Strategic Value Fund	462	shares		4,280

	Janus Twenty Fund	775	shares		29,821

	Janus Worldwide Fund	595	shares		26,081

*	J.P. Morgan Mid-Cap Growth Fund	248	shares		1,254

	Julius Baer International Equity Class A	1,835	shares		38,196

	Leuthold Core Investment Fund	93	shares		1,095

	LongLeaf Partners International Fund	562	shares		6,935

	Lord Abbett Affiliated Fund Class A	1,404	shares		19,216

	Lord Abbett Mic-Cap Value Fund Class A	424	shares		7,386

	Managers Bond Fund	64	shares		1,420

	Matthews Pacific Tiger Fund	1,564	shares		13,782

	Meridian Growth Fund	241	shares		6,941

	Millennium Growth & Income Fund	604	shares		3,779

	Munder NetNet Fund Class A	64	shares		1,146

	Murphy New World Biotechnology Fund	106	shares		695

	Navellier Aggressive Micro Cap Portfolio	113	shares		2,617

	Navellier Large Cap Growth Fund	1,667	shares		27,717

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Registered Investment Companies: (Continued)

	Navellier Mid Cap Growth Portfolio	5,473	shares		$122,970

	Navellier Small Cap Value Portfolio	176	shares		2,149

	Neuberger Berman Genesis Fund — Investor Class	639	shares		12,992

	Needham Growth Fund	69	shares		1,920

	Nevis Fund	55	shares		815

	Nicholas II Fund	217	shares		4,364

	Northern Technology Fund	94	shares		1,177

	Oak Value Fund	280	shares		8,139

	Oakmark Equity Income Fund	1,317	shares		24,541

	Oakmark Select Fund	3,153	shares		85,875

	Payden & Rygel European Agressive Growth Fund Class R	204	shares		1,735

	PBHG Global Technology & Communications Fund	667	shares		2,734

	PBHG Large Cap 20 Fund	239	shares		3,894

	PBHG Large Cap Growth Fund	61	shares		1,278

	PBHG Large Cap Value Fund	472	shares		6,442

	PBHG Mid-Cap Value Fund	837	shares		13,321

	PBHG Select Equity Fund	603	shares		14,717

	PBHG Technology & Communications Fund	475	shares		7,785

	Pennsylvania Mutual Fund	405	shares		2,995

	Pin Oak Aggressive Stock Fund	104	shares		2,477

	Pioneer High Yield Fund	276	shares		3,030

	Red Oak Technology Select Portfolio	922	shares		8,846

	Reynolds Blue Chip Growth	21	shares		717

	Royce Opportunity Fund	269	shares		2,423

	Royce Premier Fund	4,011	shares		42,275

	Royce Total Return Fund	1,512	shares		12,990

	RS Diversified Growth Fund	455	shares		10,578

	RS Internet Age Fund	571	shares		3,290

	Rushmore American Gas Index Fund	309	shares		4,632

	Rydex Venture 100 Fund	107	shares		5,238

	Safeco Growth Opportunities Fund	1,162	shares		31,675

	Schwab 1000 Fund	1,301	shares		41,575

	Schwab MarketTrack All Equity Portfolio	87	shares		836

	Schwab MarketTrack Balanced Portfolio	82	shares		1,106

	Schwab S&P 500 Fund — Investor Shares	5,139	shares		90,863

	Schwab Total Bond Market Index Fund	17,085	shares		170,506

	Schwab Total Stock Market Fund — Investor Shares	2,097	shares		37,822

	Schwab Value Advantage Money Fund	183,949	shares		183,949

	Scudder Balanced Fund	512	shares		8,957

	Scudder Greater Europe Growth Fund Class S	611	shares		14,045

	Scudder Health Care Fund	233	shares		4,865

	Selected American Shares	1,117	shares		34,619

	SSgA Growth & Income Fund	1,170	shares		23,205

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Registered Investment Companies: (Continued)

	SteinRoe Intermediate Bond Fund	1,294	shares		$11,469

	Strong Advantage Fund	546	shares		5,326

	Strong Opportunity Fund	694	shares		27,284

	T Rowe Price Emerging Markets Stock Fund	453	shares		4,873

	T Rowe Price Equity Income Fund	588	shares		13,913

	T Rowe Price Health Sciences Fund	993	shares		19,931

	T Rowe Price International Discovery Fund	125	shares		2,395

	T Rowe Price Latin America Fund	941	shares		8,628

	T Rowe Price Mid Cap Growth Fund	939	shares		37,004

	T Rowe Price New Asia Fund	991	shares		6,157

	T Rowe Price New Horizon Fund	216,488	shares		4,899,125

	T Rowe Price Science & Technology Fund	189,042	shares		3,954,766

	T Rowe Price Small Cap Value Fund	480	shares		10,868

	T Rowe Price Spectrum Income Fund	1,532	shares		16,244

	TCW Galileo Value Opportunity Fund N	226	shares		4,242

	Third Avenue Value Fund	376	shares		13,711

	Transamerica Premier Balanced Fund	127	shares		2,372

	Turner Midcap Growth Fund	343	shares		7,509

	Turner Small Cap Value Fund	322	shares		6,291

	Turner Top 20 Fund	380	shares		2,885

	Tweedy Browne Global Value Fund	2,247	shares		41,634

	UMB Scout Worldwide Fund	4,482	shares		83,681

	Van Wagoner Technology Fund	44	shares		701

	Vanguard GNMA Fund	905	shares		9,397

	Vanguard Gold & Precious Metals Fund	7,207	shares		61,620

	Vanguard Index Trust 500 Fund	40	shares		4,197

	Vanguard Mid Capitalization Index Fund	336	shares		3,974

	Vanguard Short-Term Treasury Fund — Investor Shares	1,193	shares		12,562

	Vanguard STAR Fund	250	shares		4,115

	Vanguard Total Bond Market Index Fund	207	shares		2,096

	Vanguard Total Stock Market Index Fund	1,662	shares		42,769

	Wasatch Core Growth Fund	582	shares		20,136

	Wasatch Small Cap Value Fund	2,842	shares		11,651

	Weitz Value Portfolio	844	shares		28,928

	Westport Small Cap Fund Class R	262	shares		5,090

	White Oak Growth Stock Fund	2,851	shares		109,575

	Willaim Blair International Growth Fund — Class N	710	shares		10,983

	T Rowe Price Small Cap Stock Fund	1,028,811	shares		26,058,422

	AF Europacific Fund	856,847	shares		23,006,021

*	American Century Equity Growth Fund	3,961,402	shares		76,234,522

*	American Century Income & Growth Fund	2,325,535	shares		63,627,408

	Total Registered Investment Companies				208,322,346

Phelps Dodge Employee Savings Plan Schedule of Assets (Held at End of Year) December 31, 2001	Supplemental Information Schedule I

		(c) Description of investment
		including maturity date, rate of		(d)
		interest, collateral, par or maturity		Cost	(e) Current
(a)	(b) Identity of issue, borrower, lessor or similar party	value, or number of shares		**	Value

	Employer Stock:

	Phelps Dodge Corporation	1,563,007	shares		$50,641,431

	Phelps Dodge Corporation (Participant directed — Schwab)	17	shares		551

	Total Employer Stock				50,641,982

	Participant Loans:

	Loans To Various Participants	6% — 11.5% maturing through 2016			23,802,951

	Total Participant Loans				23,802,951

	Other Assets:

	Airlease Ltd. Depostry Unit	150	shares		977

	EOTT Energy Partners LP	1,000	shares		15,050

	Glimcher Realty Trust	1,200	shares		22,596

	Kinder Morgan Energy LP Unit Ltd Partnership	558	shares		21,115

	Nasdaq 100 Shares	1,065	shares		41,439

	SPDR Trust Unit Sr 1 Expiring 1/22/2118	200	shares		22,846

	Saun Juan Basis Royalty Trust	321	shares		3,076

	Tokheim Corporation Ser C 06 Wt Warrants Exp 10/2	300	shares		5

	Weingarten Realty Investors SBI	17	shares		794

	Williams Coal Seam Gas Royalty Trust	455	shares		6,026

	Synthetic wrapper value	Synthetic guaranteed investment
		contract			(2,014,935)

	Total Other Assets				(1,881,011)

	Total Assets Held For Investment				$462,361,784

*	This is a related party to the Plan’s Recordkeeper, a party-in-interest for which a statutory exemption exists.

**	All investments are participant directed, therefore disclosure of cost is not required.

See Report of Independent Accountants.

Phelps Dodge Employee Savings Plan Schedule of Reportable Transactions Year Ended December 31, 2001	Supplemental Information Schedule II

							(h) Current
					(f) Expenses		value on
	(b) Description	(c) Purchase	(d) Selling	(e) Lease	incurred with	(g) Cost of	transaction
(a) Identity of party involved	of asset	price	price	Rental	transaction	asset	date	(i) Net loss

Phelps Dodge Corporation	Stock	$16,505,504	$—	$—	$—	$16,505,504	$16,505,504	$—

Phelps Dodge Corporation	Stock	$—	$16,273,325	$—	$—	$19,191,367	$16,273,325	$(2,918,042)

See Report of Independent Accountants.

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-26442) of Phelps Dodge Corporation of our report dated June 24, 2002 relating to the financial statements of the Phelps Dodge Employee Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP
Phoenix, Arizona
June 25, 2002